Exhibit (d)(5)

AMENDMENT

DATED JUNE 1, 2008 TO

INVESTMENT MANAGEMENT AGREEMENT

for

MassMutual Premier Core Bond Fund

WHEREAS, Massachusetts Mutual Life Insurance Company (“MassMutual”) and the MassMutual Premier Funds (the “Trust”) entered into an Investment Management Agreement (the “Agreement”), effective as of October 29, 2004 with respect to the MassMutual Premier Core Bond Fund (the “Fund”), a series of the Trust; and

WHEREAS, MassMutual and the Trust desire to amend the compensation of MassMutual as described in the Agreement;

NOW THEREFORE, IT IS AGREED THAT:

1.	Capitalized terms used herein but not otherwise defined shall have the meanings given to those terms in the Agreement.

2.	Section 4 of the Agreement is hereby deleted in its entirety and replaced with the following:

The Trust agrees to pay the Manager and the Manager agrees to accept as full compensation for the performance of all functions and duties on its part to be performed pursuant to the provisions hereof, a fee at the annual rate of .48% of the first $1.5 billion of average daily net assets of the Fund and .43% on assets in excess of $1.5 billion, determined at the close of the New York Stock Exchange on each day that the Exchange is open for trading and paid on the last day of each month.

3.	Except as expressly amended hereby, all provisions of the Agreement remain in full force and effect and are unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto intending to be legally bound have caused this Amendment to be executed by their duly authorized officers or other representatives as of the day and year first above written.

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:	/s/ Eric Wietsma
Name:	Eric Wietsma
Title:	Corporate Vice President

MASSMUTUAL PREMIER FUNDS on behalf of MassMutual Premier Core Bond Fund

By:	/s/ Nicholas H. Palmerino
Name:	Nicholas H. Palmerino
Title:	CFO and Treasurer

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